Exhibit (a)(1)(D)

Dear Karyopharm Employees:

IMPORTANT NEWS — PLEASE READ. IF YOU CHOOSE TO PARTICIPATE IN THE OPTION EXCHANGE, YOU MUST TAKE ACTION BY 11:59 PM EASTERN TIME ON JULY 18, 2024.

We are pleased to announce that the stock option exchange program that you have previously received notice of (the “Option Exchange”) begins today. You are receiving this email because you are an eligible participant in the Option Exchange.

Below you will find a basic outline of the Option Exchange. As an eligible participant, you should carefully read the Tender Offer Statement on Schedule TO and the related exhibits, including the Offer to Exchange Eligible Options for New Restricted Stock Units and Terms of Election (collectively, the “Offering Materials”). All of the Offering Materials are available on the Option Exchange website referred to below and on the Securities and Exchange Commission’s website at www.sec.gov. These materials will help you to understand the terms and conditions of the Option Exchange and the risks related thereto.

OPTION EXCHANGE WEBSITE AND LOG-IN INSTRUCTIONS

Please take the time to educate yourself about the Option Exchange by reviewing the resources and Offering Materials on the Option Exchange website, available at www.myoptionexchange.com.

If you choose to participate in the Option Exchange, you must timely elect to do so through the Option Exchange website referenced above.

To log into the website, please go to www.myoptionexchange.com. The first time you access the website, you will need to register as a new user and create a password. You must use your Karyopharm email address. The website uses two-factor authentication, so the first time you access the portal each day, the website will generate a verification code that will be emailed to you. Once the verification code has been entered, you can access the website’s content. The verification codes expire at the end of each day. If you experience difficulties accessing the Option Exchange website, please contact optionexchange@karyopharm.com.

In addition to the Offering Materials and election form, the website will have information about your outstanding stock options that is intended to be a helpful resource as you decide whether or not to participate in the Option Exchange.

ELIGIBILITY

The Option Exchange is open to eligible U.S. non-executive officer employees of Karyopharm, who hold certain outstanding stock options and who remain employed by Karyopharm through the completion of the Option Exchange.

“Eligible Options” are stock options (i) granted under our 2022 Equity Incentive Plan (the “2022 Plan”), our 2013 Stock Incentive Plan or our 2022 Inducement Stock Incentive Plan (the “2022 Inducement Plan”), or as inducement stock options granted pursuant to Nasdaq Listing Rule 5635(c)(4) outside of the 2022 Inducement Plan, (ii) that were granted before December 31, 2022 and (iii) have an exercise price greater than $3.35 per share, and remain outstanding and unexercised as of the expiration of the tender offer (which is currently expected to be 11:59 PM Eastern Time, July 18, 2024 (the “Offer Expiration Date”), unless extended). Only unexercised stock options are considered to be outstanding and any stock options that expire pursuant to their terms prior to the completion of the Option Exchange are not eligible to be tendered.

EXCHANGE DETAILS

Each Eligible Option grant that you properly tender in the Option Exchange will be cancelled in exchange for a lesser number of restricted stock units (the “New RSUs”), determined based on exchange ratios approved by the Board of Directors (the “Exchange Ratio”), as further described in the Offering Materials.

Each New RSU award granted to you in the Option Exchange will be granted under our 2022 Plan and will vest with respect to 50% of the award on the one-year anniversary of the grant date for the New RSUs (the “New RSU Grant Date”) and with respect to the remaining 50% of the award on the eighteen (18) month anniversary of the New RSU Grant Date, subject to your continued service with Karyopharm through the applicable vesting date.

If you hold more than one Eligible Option grant, you may elect to participate in the Option Exchange on a grant-by-grant basis. This means that you will be allowed to exchange one of those grants without exchanging any other grant. However, as to any grant that you elect to exchange, you must elect to exchange the entire Eligible Option grant. No partial exchange of an Eligible Option grant will be permitted.

Eligible Options properly tendered in the Option Exchange and accepted by us for exchange will be canceled on the first business day following the Offer Expiration Date, and we expect that the New RSUs will be granted on such first business day following the Offer Expiration Date with the terms described in the Offering Materials.

OFFERING PERIOD

Opens: June 20, 2024

Closes: July 18, 2024 at 11:59 PM Eastern Time, unless we extend the expiration date and time.

If you want to participate in the Option Exchange, you must elect to participate during the offering period through the Option Exchange website at www.myoptionexchange.com. If you experience difficulties accessing the Option Exchange website, please contact optionexchange@karyopharm.com.

HOW TO LEARN MORE

The offering period for the Option Exchange begins today. There are many things to consider when deciding whether or not to participate. You should carefully read the more detailed Offering Materials before deciding to participate. Please review the Option Exchange website for more information and for instructions on how to elect to participate, change a prior election or withdraw your election before the end of the offering period. By making one or more elections in the Option Exchange, you will be confirming that you have read these materials.

Participation in the Option Exchange is voluntary. Karyopharm and its Board of Directors make no recommendation as to whether you should participate or refrain from participating in the Option Exchange. You must make your own decision whether to participate. You should speak with your financial, legal and/ or tax advisors as necessary, before deciding whether to participate in the Option Exchange.

If you have any questions about the Option Exchange, please contact optionexchange@karyopharm.com.

The Option Exchange is being made pursuant to the terms and conditions set forth in Karyopharm’s Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange Eligible Options for New Restricted Stock Units, filed with the Securities and Exchange Commission, which are available free of charge at http://www.sec.gov or on the Option Exchange website located at: www.myoptionexchange.com. You should read these written materials carefully because they contain important information about the Option Exchange, including risks related thereto.